Exhibit 8.1

SUBSIDIARIES OF THE REGISTRANT

Name of Subsidiary	Jurisdiction of Incorporation or Organization

Stealth BioTherapeutics, Inc.	Delaware

Stealth BioTherapeutics (HK) Limited	Hong Kong

Stealth BioTherapeutics (Shanghai) Limited	People’s Republic of China